

13030045

STATES
IANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48547

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lewis Young Robertson & Burningham, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

41 North Rio Grande Suite 101
(No. and Street)

Salt Lake City, UT 84101
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Scott J. Robertson 801-596-0700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jones Simkins P.C.
(Name – *if individual, state last, first, middle name*)

1011 West 460 North Ste 100 Logan, UT 84321
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Scott J. Robertson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lewis Young Robertson & Burningham, Inc., as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Compliance Officer
Title

Bauna Davis
Notary Public


Notary Public
BAUNA DAVIS
Commission #609513
My Commission Expires
May 18, 2015
State of Utah

This report ** contains (check all applicable boxes):

☑ (a) Facing Page.
☑ (b) Statement of Financial Condition.
☑ (c) Statement of Income (Loss).
☑ (d) Statement of Changes in Financial Condition.
☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☑ (g) Computation of Net Capital.
☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☑ (l) An Oath or Affirmation.
☑ (m) A copy of the SIPC Supplemental Report.
☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LEWIS YOUNG ROBERTSON & BURNINGHAM, INC.

FINANCIAL STATEMENTS and SUPPLEMENTARY INFORMATION

December 31, 2012 and 2011




JONES
P.C.
SIMKINS
Certified Public Accountants

LEWIS YOUNG ROBERTSON & BURNINGHAM, INC.
INDEX TO FINANCIAL STATEMENTS
December 31, 2012 and 2011


JONES
SIMKINS

Certified Public Accountants
1011 West 400 North, Suite 100
P.O. Box 747
Logan, UT 84323-0747
Phone: (435) 752-1510 • (877) 752-1510
Fax: (435) 752-4878

PARTNERS:
Michael C. Kidman, CPA
Brent S. Sandberg, CPA
Mark E. Low, CPA
H. Paul Gibbons, CPA
Robert D. Thomas, CPA
Paul R. Campbell, CPA
Shawn R. Anderson, CPA
Scott L. Burton, CPA

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of
Lewis Young Robertson & Burningham, Inc.
Salt Lake City, Utah

Report on Financial Statements

We have audited the accompanying statements of financial condition of Lewis Young Robertson & Burningham, Inc. (the Company) as of December 31, 2012 and 2011, and the related statements of operations, stockholders' equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform our audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not

for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lewis Young Robertson & Burningham, Inc. as of December 31, 2012 and 2011, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules 1, 2, and 3 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules 1, 2, and 3 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule 1, 2, and 3 is fairly stated in all material respects in relation to the financial statements as a whole.



JONES SIMKINS LLC
Logan, Utah
February 28, 2013

LEWIS YOUNG ROBERTSON & BURNINGHAM, INC.
STATEMENTS OF FINANCIAL CONDITION
December 31, 2012 and 2011

ASSETS		2012	2011
Current assets:			
Cash	$	272,297	473,732
Accounts receivable, net		131,449	149,752
Prepaid expenses		23,748	8,000
Income tax receivable		27,000	-
Note receivable from related party		10,000	-
Total current assets		464,494	631,484
Property and equipment, net		51,396	83,476
Cash surrender value of life insurance		146,168	214,177
Total assets	$	662,058	929,137

LIABILITIES AND STOCKHOLDERS' EQUITY		2012	2011
Current liabilities:			
Payables	$	292,743	254,363
Current portion of deferred income taxes		16,000	33,000
Current portion of long-term debt		20,360	20,800
Total current liabilities		329,103	308,163
Deferred income taxes		10,000	16,000
Long-term debt		3,521	22,187
Total liabilities		342,624	346,350
Stockholders' equity:			
Common stock, $1 par value, 50,000 shares authorized, 4,282 and 4,500 shares issued and outstanding, respectively		4,282	4,500
Additional paid-in capital		-	98,057
Retained earnings		315,152	480,230
Total stockholders' equity		319,434	582,787
Total liabilities and stockholders' equity	$	662,058	929,137

The accompanying notes are an integral part of these financial statements.

LEWIS YOUNG ROBERTSON & BURNINGHAM, INC.
STATEMENTS OF OPERATIONS
Years Ended December 31, 2012 and 2011

	2012	2011
Revenues:		
Financial advisory fees	$ 1,563,321	2,545,630
Consulting fees	1,722,703	1,315,268
Gain on investments	48,052	4,311
Other	820	80
	3,334,896	3,865,289
General and administrative expenses	3,513,847	3,796,320
Income (loss) from operations	(178,951)	68,969
Other expense:		
Interest expense	(3,491)	(5,107)
Gain (loss) on disposal of assets	150	(182)
	(3,341)	(5,289)
Income (loss) before income taxes	(182,292)	63,680
Provision (benefit) for income taxes	(35,000)	30,000
Net income (loss)	$ (147,292)	33,680

The accompanying notes are an integral part of these financial statements.

LEWIS YOUNG ROBERTSON & BURNINGHAM, INC.
STATEMENTS OF STOCKHOLDERS' EQUITY
Years Ended December 31, 2012 and 2011

	Common Stock		Additional Paid-in	Retained	
	Shares	Amount	Capital	Earnings	Total
Balance at January 1, 2011	4,500	$ 4,500	$ 98,057	$ 446,550	$ 549,107
Net income	-	-	-	33,680	33,680
Balance at December 31, 2011	4,500	4,500	98,057	480,230	582,787
Purchase and retirement of stock	(218)	(218)	(98,057)	(17,786)	(116,061)
Net loss	-	-	-	(147,292)	(147,292)
Balance at December 31, 2012	4,282	$ 4,282	$ -	$ 315,152	$ 319,434

The accompanying notes are an integral part of these financial statements.

LEWIS YOUNG ROBERTSON & BURNINGHAM, INC.
STATEMENTS OF CASH FLOWS
Years Ended December 31, 2012 and 2011

	2012	2011
Cash flows from operating activities:		
Net income (loss)	$ (147,292)	33,680
Adjustments to reconcile net income (loss) to net cash used in operating activities:		
Depreciation and amortization	35,572	44,290
(Gain) loss on disposal of assets	(150)	182
Deferred income taxes	(23,000)	11,000
Provision for doubtful accounts	-	(4,331)
(Increase) decrease in:		
Accounts receivable	18,303	(82,147)
Prepaid expenses	(15,748)	28,000
Income tax receivable	(27,000)	-
Increase (decrease) in payables	38,380	(172,969)
Net cash used in operating activities	(120,935)	(142,295)
Cash flows from investing activities:		
Change in cash surrender value of life insurance	(48,052)	(4,311)
Purchase of property and equipment	(3,492)	(5,898)
Proceeds from sale of equipment	150	-
Increase in note receivable from related party	(10,000)	-
Net cash used in investing activities	(61,394)	(10,209)
Cash flows from financing activities:		
Payments on long-term debt	(19,106)	(19,373)
Net cash used in financing activities	(19,106)	(19,373)
Net decrease in cash	(201,435)	(171,877)
Cash, beginning of year	473,732	645,609
Cash, end of year	$ 272,297	473,732

The accompanying notes are an integral part of these financial statements.

LEWIS YOUNG ROBERTSON & BURNINGHAM, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2012 and 2011

Note 1 – Organization and Summary of Significant Accounting Policies

Organization

Lewis Young Robertson & Burningham, Inc., (the Company) was incorporated under the laws of the State of Utah on July 6, 1995. The Company provides financial and consulting services to local governmental and other entities.

Concentration of Credit Risk

The Company maintains its cash in bank accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

The Company's customer base consists primarily of local governmental agencies. Management does not believe significant credit risk exists at December 31, 2012.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

Accounts Receivable

Accounts receivable are amounts due from services performed and are unsecured. Accounts receivable are carried at their estimated collectible amounts. Credit is generally extended on a short-term basis; thus accounts receivable do not bear interest although a finance charge may be applied to such receivables that are more than thirty days past due. Accounts receivable are periodically evaluated for collectibility based on past credit history with clients. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance and current economic conditions. At December 31, 2012 and 2011, no allowance was considered necessary.

Property and Equipment

Property and equipment are recorded at cost, less accumulated depreciation and amortization. Depreciation and amortization on property and equipment is determined using the straight-line method over the estimated useful lives of the assets which range from 5 to 7 years. Expenditures for maintenance and repairs are expensed when incurred and betterments are capitalized.

Note 1 – Organization and Summary of Significant Accounting Policies (continued)

Income Taxes

Deferred income taxes are provided in amounts sufficient to give effect to temporary differences between financial and tax reporting.

The Company considers many factors when evaluating and estimating its tax positions and tax benefits. Tax positions are recognized only when it is more likely than not (likelihood of greater than 50%), based on technical merits, that the positions will be sustained upon examination. Reserves are established if it is believed certain positions may be challenged and potentially disallowed. If facts and circumstances change, reserves are adjusted through the provision for income taxes. The Company recognizes interest expense and penalties related to unrecognized tax benefits in the provision for income taxes.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual amounts may differ from these estimates.

Note 2 – Note Receivable from Related Party

At December 31, 2012, the Company had a non-interest bearing, due on demand, unsecured note receivable from LRB Financial, a company also owned by the stockholders of the Company. At December 31, 2012, the outstanding balance of the note receivable was $10,000.

Note 3 – Property and Equipment

Property and equipment consists of the following:

		2012	2011
Computer equipment	$	161,712	160,480
Furniture and fixtures		243,622	243,622
Leasehold improvements		2,368	2,368
		407,702	406,470
Less accumulated depreciation and amortization		(356,306)	(322,994)
	$	51,396	83,476

Note 4 – Payables

Payables consist of the following:

		2012	2011
Pension payable	$	208,831	219,538
Accounts payable		40,143	24,196
Vacation payable		23,888	10,629
Other Payables		19,881	-
	$	292,743	254,363

Note 5 – Long-term Debt

The Company leases equipment under a capital lease agreement which provides for the option to purchase the equipment at the end of the lease. The lease is payable in monthly payments of $1,883, has an imputed interest rate of 11.8%, is secured by the equipment being leased, and has an outstanding balance of $23,881 and $42,987 at December 31, 2012 and 2011, respectively.

Note 5 – Long-term Debt (continued)

Future minimum lease payments under this capital lease are as follows:

Year Ending December 31,		Amount
2013	$	22,597
2014		3,766
		26,363
Less amount representing interest		(2,482)
Present value of future minimum lease payments	$	23,881

The cost, accumulated amortization, and amortization expense of equipment under capital lease are approximately as follows:

		2012	2011
Cost	$	120,000	120,000
Accumulated amortization	$	103,813	86,471
Amortization expense	$	17,342	17,294

Future maturities of long-term debt are approximately as follows:

Year Ending December 31,		Amount
2013	$	20,360
2014		3,521
	$	23,881

Note 6 – Operating Lease Obligations

The Company leases office space and office equipment under noncancelable operating lease agreements, which expire in 2013 through 2017. Future minimum rental payments for these noncancelable operating leases are approximately as follows:

Year Ending December 31,	Amount
2013	$ 231,000
2014	29,000
2015	29,000
2016	12,000
2017	7,000
	$ 308,000

Rental expense on the operating leases for the years ended December 31, 2012 and 2011 was approximately, $250,000 and $228,000, respectively.

Note 7 – Profit Sharing Plan

The Company has adopted a profit sharing plan for all employees who qualify as to age and service. The Company's contribution expense was approximately $255,000 and $265,000 for the years ended December 31, 2012 and 2011, respectively.

Note 8 – Supplemental Cash Flow Information

During the year ended December 31, 2012, the Company acquired common stock in exchange for a life insurance policy with a cash surrender value of $116,061.

Actual amounts paid for interest and income taxes are approximately as follows:

	2012	2011
Interest	$ 3,491	5,107
Income taxes	$ 7,652	51,000

Note 9 – Income Taxes

The provision (benefit) for income taxes consists of the following:

		2012	2011
Current	$	(12,000)	19,000
Deferred		(23,000)	11,000
	$	(35,000)	30,000

The provision (benefit) for income taxes is different from the amounts computed at federal statutory rates for the following reasons:

		2012	2011
Federal tax at statutory rates	$	(27,000)	12,000
State tax at statutory rates		(9,000)	3,000
Insurance		(1,000)	9,000
Meals and entertainment		3,000	6,000
Other		(1,000)	-
	$	(35,000)	30,000

Deferred tax assets (liabilities) consist of the following:

		2012	2011
Revenue and expense recognition	$	(20,000)	(33,000)
Depreciation		(10,000)	(16,000)
Charitable contribution carry-forward		4,000	-
	$	(26,000)	(49,000)

Note 9 – Income Taxes (continued)

Presented in the financial statements as follows:

		2012	2011
Current portion of deferred income taxes	$	(16,000)	(33,000)
Deferred income taxes		(10,000)	(16,000)
	$	(26,000)	(49,000)

Tax years 2009, 2010, and 2011 remain open to examination by the federal Internal Revenue Service and for the State of Utah taxing authority.

Note 10 – Financial Instruments

The Company's financial instruments consist of cash, receivables, and payables. The carrying amounts of these items approximate fair value because of their short-term nature.

Note 11 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital, and also requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2012 and 2011, the Company had net capital of $96,396 and $381,085, respectively, which was $75,288 and $361,262, respectively, in excess of its required net capital of $21,108 and $19,823, respectively. At December 31, 2012 and 2011, the Company's net capital ratio was 3.3 to 1 and 0.8 to 1, respectively.

Note 12 – Subsequent Events

The Company evaluated its December 31, 2012 financial statements for subsequent events through February 28, 2013, the date the financial statements were available to be issued. The Company is not aware of any subsequent events which would require recognition or disclosure in the financial statements.

Schedule 1

LEWIS YOUNG ROBERTSON & BURNINGHAM, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
December 31, 2012

NET CAPITAL:		
Total ownership equity	$	319,434
Ownership equity not allowable for net capital		-
Total ownership equity qualified for net capital		319,434
Additions for deferred income tax liabilities resulting from assets that are non-allowable for net capital		26,000
Total capital and allowable credits		345,434
Deductions for non-allowable assets		(243,593)
Net capital before haircuts on securities positions		101,841
Haircuts on securities:		
Current investments (money market funds 2%)		(5,445)
Net capital	$	96,396
AGGREGATE INDEBTEDNESS:		
Total liabilities (less deferred income taxes) from balance sheet	$	316,624
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital required	$	21,108
Excess net capital	$	75,288
Excess net capital at 1000% (Net capital - 10% of aggregate indebtedness)	$	64,734
Ratio of aggregate indebtedness to net capital		3.3 to 1
Reconciliation with Company's computation (included in Part IIA of Form X-17A-5 as of December 31, 2012) (as amended on February 28, 2013):		
Net capital, as reported in Company's Part IIA (unaudited) FOCUS report	$	96,396
Reconciling items		-
Net capital per above	$	96,396

Schedule 2

LEWIS YOUNG ROBERTSON & BURNINGHAM, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2012

Per paragraph K(2)(ii), the Company is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission as an introducing broker or dealer, who clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto. Therefore, the Company makes no computation for determination of reserve requirements pursuant to the rule.

Schedule 3

LEWIS YOUNG ROBERTSON & BURNINGHAM, INC.
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2012

Per paragraph K(2)(ii), the Company is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission as a broker or dealer which carries no customer accounts and does not otherwise hold funds or securities of customers and retains no possession or control of such. The Company therefore has no information to report relating to the possession or control requirements pursuant to the rule.



Certified Public Accountants
1011 West 400 North, Suite 100
P.O. Box 747
Logan, UT 84323-0747
Phone: (435) 752-1510 • (877) 752-1510
Fax: (435) 752-4878

PARTNERS:
Michael C. Kidman, CPA
Brent S. Sandberg, CPA
Mark E. Low, CPA
H. Paul Gibbons, CPA
Robert D. Thomas, CPA
Paul R. Campbell, CPA
Shawn R. Anderson, CPA
Scott L. Burton, CPA

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5(G)(1)

To the Board of Directors and Stockholders of
Lewis Young Robertson & Burningham, Inc.
Salt Lake City, Utah

In planning and performing our audit of the financial statements and supplemental schedules of Lewis Young Robertson & Burningham, Inc. (the Company), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected

benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiency in internal control that we consider to be a material weakness, as defined above. This condition was considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of the Company as of and for the year ended December 31, 2012, as this report does not affect our report thereon dated February 28, 2013.

The Company's controls for preparing financial statements in compliance with U.S. Generally Accepted Accounting Principles were not sufficient resulting in several audit adjustments.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives. However, we identified certain control deficiencies that have been classified as significant deficiencies or material weaknesses and communicated them in writing to those charged with governance in our letter dated February 28, 2013.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Jones Simkins LLC

JONES SIMKINS LLC
Logan, Utah
February 28, 2013



Certified Public Accountants
1011 West 400 North, Suite 100
P.O. Box 747
Logan, UT 84323-0747
Phone: (435) 752-1510 • (877) 752-1510
Fax: (435) 752-4878

PARTNERS:
Michael C. Kidman, CPA
Brent S. Sandberg, CPA
Mark E. Low, CPA
H. Paul Gibbons, CPA
Robert D. Thomas, CPA
Paul R. Campbell, CPA
Shawn R. Anderson, CPA
Scott L. Burton, CPA

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors of
Lewis Young Robertson & Burningham, Inc.
Salt Lake City, Utah

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Lewis Young Robertson & Burningham, Inc. (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records (check number 12022) noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences;

3. Noted no adjustments reported in Form SIPC-7;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Jones Simkins LLC

JONES SIMKINS LLC
Logan, Utah
February 28, 2013

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended December 31, 20 12
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Lewis Young Robertson & Burningham, Inc.
41 North Rio Grande, Suite 101
Salt Lake City, UT 84101

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Tom Rose - (801) 596-0700

2. A. General Assessment (item 2e from page 2) $3,899.57

B. Less payment made with SIPC-6 filed (exclude interest) (0)
July 23, 2012
Date Paid

C. Less prior overpayment applied (2413.09)

D. Assessment balance due or (overpayment) 1486.48

E. Interest computed on late payment (see instruction E) for 0 days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $1486.48

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $2,913.78

H. Overpayment carried forward $(1427.30)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Lewis Young Robertson & Burningham, Inc.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Administrative Analyst
(Title)

Dated the 25 day of January, 20 12.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked Received Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning January 1, 20 12
and ending December 31, 20 12
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 3,334,897.24
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Revenue related to the Consulting / Administrative side of our business, a gain on cash value of our life insurance policies, and incomes related to reimbursed expenses.	1,771,576.48
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 3,490.92	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0	
Enter the greater of line (i) or (ii)	3,490.92
Total deductions	1,775,067.40
2d. SIPC Net Operating Revenues	$ 1,559,829.84
2e. General Assessment @ .0025	$ 3,899.57
	(to page 1, line 2.A.)